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                        [BCSB BANKCORP INC. LETTERHEAD]




                                February 26, 2007


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      BCSB Bankcorp, Inc.
                  --------------------------------------------------
                  Form 10-K for the period ended September 30, 2006 Filed December 22, 2006
                  File No.  000-24589

Ladies and Gentlemen:

         On behalf of BCSB Bankcorp, Inc. (the "Company"), this letter is provided in response to comments provided by Securities and Exchange Commission (the "Commission") staff, by letter dated February 9, 2007, with respect to the Company's Form 10-K for the year ended September 30, 2006 (the "Form 10-K"). The staff's comments and the Company's responses are set forth below.


COMMENT 1.                   We note your disclosure on page 19 regarding the
                             possible future default on the company's trust preferred securities obligations. With a view toward enhanced disclosure, please describe for us your assessment regarding the holding company's ability to raise additional capital, obtain alternative sources of funding, or receive dividends from the bank if needed to continuing satisfying its debt obligations. In addition, describe your current plans and expectations regarding the holding company's capital and liquidity position.

RESPONSE TO COMMENT 1.       Please be advised that on February 14, 2007, the
                             Company announced that it adopted a Plan of Conversion and Reorganization (the "Plan"), pursuant to which it would convert from the mutual holding structure to the stock holding company structure. Pursuant to the terms of the Plan, the Company's wholly owned subsidiary, Baltimore County
                             Savings Bank, F.S.B. (the "Bank"), will form a new
                             Maryland corporation that will acquire all of the outstanding shares of the Bank's common stock.
                             Shares of the Company's common stock, other than those held by the Baltimore County Savings Bank, M.H.C. (the "MHC"), will be converted into shares of the new Maryland corporation pursuant to an exchange ratio designed to approximate the percentage ownership interests of such persons.


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Securities and Exchange Commission
February 26, 2007
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                             As part of the Plan, the new Maryland holding
                             company will offer shares of its common stock for sale to the Bank's eligible account holders, to the Bank's tax-qualified employee benefit plans and to members of the general public in a subscription and community offering in the manner and subject to the priorities set forth in the Plan. The amount of stock that will be offered will be based on an independent appraisal of the Company as fully converted, which has not yet been completed. The Company will retain one-half of the net proceeds of the offering, less the amount needed to fund an employee stock ownership plan, and contribute the remaining one-half of the net proceeds to the Bank. The Company anticipates that the additional capital raised in the conversion will assist it to continue to satisfy its debt obligations under the trust preferred securities. Consummation of the Plan is subject to, among other conditions, the approval of the Office of Thrift Supervision, the Company's stockholders and the MHC's members.

COMMENT 2.                   We note your disclosure on page F-9 that there was
                             no provision for losses on foreclosed real estate during the years ended September 30, 2006, 2005 and 2004. Please tell us the nature of the loans resulting in your recognition of losses on repossessed assets during the periods presented.
                             Describe your related accounting policies, including how the amount and timing of loss recognition is determined.

RESPONSE TO COMMENT 2.       During the three years ended September 2006, the
                             Company has only held foreclosed real estate from August 30, 2006 through September 30, 2006. The foreclosed real estate is a single property with a carrying amount of $94,000 and an appraised value of $119,000. The Company does not anticipate a loss on the ultimate disposition of this asset. There have been no provisions for foreclosed real estate during the three years ended September 30, 2006.
                             The "Loss on repossessed assets" line item included in Other Income is attributable to losses on the sale of repossessed automobiles.

                             When an automobile that collateralizes a loan is repossessed, the Company compares the published wholesale value of the particular car make and model to the loan carrying amount. Any deficiency between the automobile's estimated value and the loan balance is charged to the allowance for loan losses and the asset is transferred to the Other Assets category on the balance sheet. Once the



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Securities and Exchange Commission
February 26, 2007
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                             automobile is sold, any difference between the
                             amount realized and the carrying value is then charged to "Loss on repossessed assets".


COMMENT 3.                   We note that you had investments in bond mutual
                             funds classified as available-for-sale securities with unrealized losses for 12 months or more as of September 30, 2006. Please provide us with your comprehensive analysis describing your basis for concluding that these investments were not other than temporarily impaired as of September 30, 2006 and December 31, 2006. Please address the following in your analysis for each security:

                             o the nature of the investment, including the issuer and terms;
                             o the individual security's cost basis and market value as of September 30, 2006 and December 31, 2006;
                             o the correlation of the changes in the fair value of the security compared to the specific interest rate index to which you believe the security is closely related over your past two fiscal years and the quarter ended December 31, 2006;
                             o how you considered the length of time and the extent to which the market value has been less than cost;
                             o your basis for concluding that a recovery of market value is likely for equity securities, which would not appear to have contractual provisions for a return of your principal investment;
                             o your estimate of the time period in which the security will recover its value and your basis for this estimate;
                             o your assumptions regarding expected interest rate movements and the impact on the security's market value;
                             o    other evidence you considered; such as
                                  industry analyst reports, sector credit
                                  ratings, volatility of the security's fair value; and
                             o at what point you would conclude that the investment was other than temporarily impaired, including duration and severity of the unrealized loss, changes in interest rates or other factors.

                             Please refer to FSP 115-1 and SAB Topic 5.M.

RESPONSE TO COMMENT 3.       The investment in bond mutual funds is comprised
                             of the following issues from Shay Asset Management at September 30, 2006 and December 31, 2006:


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Securities and Exchange Commission
February 26, 2007
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

-----------------------------------------------------------------------------------------------------------------------------------
                                                             09/30/2006                                 12/31/2006
-----------------------------------------------------------------------------------------------------------------------------------
                                                                            ($ AMOUNTS IN THOUSANDS)
-----------------------------------------------------------------------------------------------------------------------------------
                                                      Cost                  MV                   Cost                  MV
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Government Mortgage Fund                       $ 22,413             $ 21,203              $ 22,681             $ 21,407
-----------------------------------------------------------------------------------------------------------------------------------
Ultra Short Mortgage Fund                              4,618                4,508                 4,676                4,557
-----------------------------------------------------------------------------------------------------------------------------------
Ultra Short Fund                                       4,124                4,037                 4,179                4,083
-----------------------------------------------------------------------------------------------------------------------------------

                             At the end of each reporting period, management considers the guidance in both FSP 115-1 and SAB Topic 5.M. when determining if an investment is impaired. Management considers numerous factors in such evaluations, including, but not limited to, the length of time and extent to which market value has been less than cost, credit quality, current earnings or yield relative to alternative investments, and management's ability and intent to retain the investment. While the bond mutual funds' market value has been less than cost for greater than twelve months as of September 30, 2006, there was no deterioration in credit quality. Management believes that the decline in value is attributable to the interest rate environment. Additionally, the funds' yield was considered to be favorable when compared to other investment alternatives. Management does not expect to encounter any liquidity issues that would result in the need to sell these bond mutual funds in the near future.

                             The unrealized loss in the bond mutual funds represents less than 5% of the amortized cost of the investments. The decline in market value of the U.S. Government Mortgage Fund ("USGMF") whose ticker is ASMTX represents 5.4 % of the amortized cost of the investment. As the USGMF represents the largest of the three funds owned by the Company, the following discussion will focus only on the USGMF holding.

                             o    The per share market value of the USGMF
                                  decreased from $10.18 as of September 30, 2006 to $10.15 on December 31, 2006, a 0.29%
                                  decrease.
                             o The USGMF is required to invest at least 80% in government sponsored entities ("GSE") backed mortgages.
                             o The 2006 calendar year return for USGMF was 4.52%.
                             o As of December 31, 2006, the distribution yield was 4.99% which compares favorably to investment alternatives available to the Company.


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Securities and Exchange Commission
February 26, 2007
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                             o    The USGMF average investment quality was rated
                                  AAA/Aaa as of December 31, 2006. The
                                  high-grade investments pose little credit risk.
                             o It is the Company's belief that the unrealized loss is attributable almost entirely to the Federal Reserve's actions affecting interest rates.
                             o As of December 31, 2006, the USGMF's effective duration was 4.01 years.
                             o The Company believes that the U.S. Treasury 5 year note is the interest rate to which the USGMF is most closely related.
                             o Since 2004 the USGMF has had a market value below the Company's cost, however at no time during that period has the amount of unrealized loss exceeded 6% of the Company's cost basis.
                             o    Because the decline in market value is
                                  primarily affected by the current interest rate environment and not as a result of credit quality, the Company is unable to predict when the market value will exceed the cost of its investment.
                             o The Company believes that further interest rate increases could potentially have a negative effect on the market value of the USGMF; however, the dynamic nature of the portfolio is expected to mitigate the negative effect to some extent.
                             o Since the accounting literature does not provide a "bright-line" test, Management has concluded that unrealized losses that are greater than one year and that exceed 10% of the investment's amortized cost and for which the market price recovery cannot be reasonably expected would result in an impairment write-down.

COMMENT 4.                   We note your disclosure on page F-20 that there
                             were no impaired loans as defined by SFAS No. 114 at September 30, 2006, 2005 or 2004. We further note your disclosure on page F-8 that except for large groups of smaller-balance homogeneous loans, impaired loans are generally loans which management has placed on a non-accrual status. With respect to the $2.4 million commercial loan on non-accrual status at September 30, 2006, please tell us how you determined that this was not an impaired loan.
                             In your response, please address the following:

                             o    the nature and terms of the loan;
                             o the events and circumstances leading to the loan becoming non-performing;

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Securities and Exchange Commission
February 26, 2007
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                             o    quantify the amount of the specific allowance,
                                  if any, attributable to the loan as of
                                  September 30, 2006;
                             o how you determined the amount of the specific allowance; and
                             o how you determined that both the contractual interest payments and the contractual principal payments of the loan will be collected as scheduled in the loan agreement.

                             Please refer to paragraphs 8-10 of SFAS 114 as amended.

RESPONSE TO COMMENT 4.       We respectfully acknowledge your comment and
                             observation. The $2.4 million commercial loan placed on non-accrual status should have been disclosed as impaired as the Company does not expect to collect all interest and principal payments as scheduled in the loan agreement. The loan, however, is collateral dependent and the Company does not expect to incur any loss. Future filings will be modified to correct this oversight.

                             This borrower has filed for bankruptcy due to over extension on other projects. The appraised value of the property is $2.6 million and the loan amount is $2.4 million. The Company is collecting the rents from the tenants on this property and applying the proceeds to the principal of the loan. The Company continues to aggressively pursue foreclosure on this property and expects to collect principal and the interest owed on this loan.

COMMENT 5.                   We note your disclosure on page 5 of your Annual
                             report that part of the transformation of your balance sheet will be funded through the gradual sale of and redeployment of payments on mortgage-backed securities. Please describe for us your plans regarding the extent, timing and nature of investment securities to be sold, including but not limited to your mortgage-backed securities portfolio. Tell us how you considered your balance sheet restructuring plans at September 30, 2006 when determining that you had the intent and ability to retain impaired investments until the anticipated recovery of market value or maturity.

RESPONSE TO COMMENT 5.       Management's near-term plan calls for the
                             redeployment of funds from the regular cash flow from the investment and mortgage-backed portfolios.
                             Liquidation, if any, of these securities will be dependent on management's success with its longer-term plan to increase originations of commercial loans. Management's ability to increase commercial loan production will depend on several factors, including attracting and hiring individuals with the requisite experience in commercial lending. As of September 30,


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Securities and Exchange Commission
February 26, 2007
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                             2006 and through the date of the filing of Form
                             10-K, management's intent was to continue to retain these securities as the ability to redeploy the funds into commercial loans had not materialized. We respectively bring to the Staff's attention that, the weighted average remaining life of the investment and mortgage-backed portfolio is 4.14 years as of September 30, 2006. Management believed that, as of September 30, 2006, the regular monthly cash flow and natural maturity of the securities within these portfolios will reduce the need to liquidate significant amounts of securities, if any. The current monthly cash flow from both the investment portfolio and the mortgage-backed portfolio is approximately $4 million per month.

                             We wish to advise the Staff that on February 14, 2007, the Board of Directors of the Company unanimously adopted a Plan of Conversion and Reorganization (the "Plan"). If successful, the Plan would result in the Company becoming a full stock entity and the Company would raise additional capital. Management is currently analyzing what effect, if any, the Plan would have regarding its future intentions toward retaining certain investment securities.

         Please direct any further comments or questions to the undersigned at
(410) 256-5000.

                                          Very truly yours,

                                          /s/ Bonnie M. Klein

                                          Bonnie M. Klein
                                          Vice President and Treasurer


cc:      Mr. John P. Nolan
         Ms. Joyce Sweeney
            Securities and Exchange Commission
         Gary R. Bronstein, Esq.
         Joel E. Rappoport, Esq.
            Muldoon Murphy & Aguggia LLP
         Mr. Conor Quinn
            Stegman & Company Professional Association